A0805002

2205984

CERTIFICATE OF AMENDMENT
OF
ARTICLES OF INCORPORATION
OF
BIO ESSENCE CORPORATION

The undersigned certify that:

1. They are the president and the secretary, respectively, of Bio Essence Corporation, a California corporation.

2. Article 3 of the Articles of Incorporation of this corporation is amended to read as follows:

AUTHORIZED SHARES

This Corporation is authorized to issue two classes of shares of stock; and the total number of shares which this corporation is authorized to issue is: One Hundred Million (100,000,000) shares of common stock and Ten Million (10,000,000) shares of preferred stock. The par value for each class of stock is $0.0001.

The Board of Directors is authorized to determine and alter the rights, preference, privileges and restrictions granted to or imposed upon any wholly unissued class of Preferred Stock.

3. The foregoing amendment of Articles of Incorporation has been duly approved by the board of directors.

4. The foregoing amendment of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902, California Corporations Code. The total number of outstanding shares of the corporation is Six Hundred Thirty-Three Thousand Three Hundred Thirty-Four (633,334) of common stock. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Date: November 6, 2017

By: ______________________
Yin Yan, President

By: ______________________
Yin Yan, Secretary